Exhibit 99.2

Auna S.A. (Formerly Known as Auna S.A.A.) and Subsidiaries Condensed Consolidated Interim Financial Statements March 31, 2024

Auna S.A. (Formerly Known as Auna S.A.A.) and Subsidiaries

Condensed Consolidated Interim Financial Statements

March 31, 2024

Auna S.A. (Formerly Known as Auna S.A.A.) and Subsidiaries
Condensed Consolidated Interim Statement of Financial Position
As of March 31, 2024 and December 31, 2023

In thousands of soles	March 31, 2024	December 31, 2023	In thousands of soles	March 31, 2024	December 31, 2023
Assets			Liabilities
Current assets			Current liabilities
Cash and cash equivalents	313,444	241,133	Loans and borrowings	459,704	385,300
Trade accounts receivable	941,009	860,916	Lease liabilities	31,637	31,867
Other assets	188,550	222,728	Trade accounts payable	805,183	749,349
Inventories	126,559	130,521	Other accounts payable	514,201	463,600
Derivative financial instruments	3	721	Provisions	18,555	19,074
Other investments	99,020	93,132	Insurance contract liabilities	51,261	39,853
Total current assets	1,668,585	1,549,151	Deferred income	244	267
			Total current liabilities	1,880,785	1,689,310
Non-current assets
Trade accounts receivable	578	420	Non-current liabilities
Other assets	22,203	21,573	Loans and borrowings	3,368,901	3,376,282
Investments in associates and joint venture	20,427	20,584	Lease liabilities	120,168	126,178
Other investments	312	289	Trade accounts payable	4,144	3,906
Property, furniture, and equipment	2,597,045	2,573,140	Other accounts payable	267,031	221,132
Intangible assets	3,183,199	3,129,187	Deferred tax liabilities	459,568	495,826
Right-of-use assets	133,874	139,386	Deferred income	305	352
Investment properties	7,095	6,959	Total non-current liabilities	4,220,117	4,223,676
Derivative financial instruments	78,187	81,492	Total liabilities	6,100,902	5,912,986
Deferred tax assets	188,901	167,371
Total non-current assets	6,231,821	6,140,401	Equity
			Share capital	17,385	8,820
			Share premium	1,208,496	-
			Reserves	794,851	1,823,364
			Retained losses	(379,955)	(366,899)
			Equity attributable to the owner of the Company	1,640,777	1,465,285
			Non-controlling interest	158,727	311,281
			Total equity	1,799,504	1,776,566
Total assets	7,900,406	7,689,552	Total liabilities and equity	7,900,406	7,689,552

Auna S.A. (Formerly Known as Auna S.A.A.) and Subsidiaries
Condensed Consolidated Interim Statement of Income and Other Comprehensive Income (Loss)
For the three months ended March 31, 2024 and 2023

In thousands of soles	Three-month period ended March 31
	2024	2023
Revenue
Insurance revenue	252,196	213,726
Healthcare services revenue	751,178	617,747
Sale of medicines	72,655	62,473
Total revenue from contracts with customers	1,076,029	893,946
Cost of sales and services	(661,634)	(566,035)
Gross profit	414,395	327,911
Selling expenses	(53,251)	(45,663)
Administrative expenses	(190,927)	(143,972)
Reversal (loss) for impairment of trade receivables	196	(1,160)
Other income	11,464	7,628
Operating profit	181,877	144,744
Finance income	8,739	17,735
Finance costs	(176,675)	(139,395)
Net finance cost	(167,936)	(121,660)
Share of profit of equity-accounted investees	2,239	1,162
Profit before tax	16,180	24,246
Income tax expense	(24,516)	(24,116)
(Loss) profit for the period	(8,336)	130
Other comprehensive loss
Items that are or may be reclassified subsequently to profit or loss
Cash flow hedges	(9,378)	(343)
Foreign operations – foreign currency translation differences	48,812	110,882
Equity-accounted investees – share of OCI	-	(39)
Changes in fair value of put and call liability	(2,405)	(4,024)
Income tax	1,987	101
Other comprehensive income for the period, net of tax	39,016	106,577
Total comprehensive income for the period	30,680	106,707
Loss (income) attributable to:
Owner of the Company	(13,335)	(3,824)
Non-controlling interest	4,999	3,954
	(8,336)	130
Total comprehensive income attributable to:
Owner of the Company	23,324	99,238
Non-controlling interest	7,356	7,469
	30,680	106,707
Earnings per share
Basic and diluted earnings per share	(0.28)	(0.09)

Auna S.A. (Formerly Known as Auna S.A.A.) and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Equity
For the three months ended March 31, 2024 and 2023

			Equity attributable to the owner of the Company
In thousands of soles	Share capital	Share premium	Other capital reserve	Translation reserve	Cost of hedging reserve	Hedging reserve	Fair value reserve	Merger and other reserves	Retained (losses) earnings	Total	Non- controlling interest	Total equity
Balances as of December 31, 2022	236,547	386,045	56,314	(190,389)	(15,133)	(16,756)	-	699,333	(90,982)	1,064,979	493,082	1,558,061
Balances as of January 1, 2023	236,547	386,045	56,314	(190,389)	(15,133)	(16,756)	-	699,333	(90,982)	1,064,979	493,082	1,558,061
Profit for the period	-	-	-	-	-	-	-	-	(3,824)	(3,824)	3,954	130
Other comprehensive loss for the period	-	-	-	107,328	(2,708)	2,466	-	(4,024)	-	103,062	3,515	106,577
Total comprehensive loss for the period				107,328	(2,708)	2,466	-	(4,024)	(3,824)	99,238	7,469	106,707
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(6,841)	(6,841)
Total transactions with the owner of the Company	-	-	-	-	-	-	-	-	-	-	(6,841)	(6,841)
Balances as of March 31, 2023	236,547	386,045	56,314	(83,061)	(17,841)	(14,290)	-	695,309	(94,806)	1,164,217	493,710	1,657,927
Balances as of December 31, 2023	8,820	-	79,782	140,066	6,422	(29,548)	231	1,626,411	(366,899)	1,465,285	311,281	1,776,566
Profit for the period	-	-	-	-	-	-	-	-	(13,335)	(13,335)	4,999	(8,336)
Other comprehensive income for the period	-	-	-	46,455	(6,569)	(822)	-	(2,405)	-	36,659	2,357	39,016
Total comprehensive income for the period	-	-	-	46,455	(6,569)	(822)	-	(2,405)	(13,335)	23,324	7,356	30,680
Issuance of common stock, net of issuance costs	1,112	1,208,496	-	-	-	-	-	-	-	1,209,608	-	1,209,608
Capitalization of merger reserve	7,453	-	-	-	-	-	-	(7,453)	-	-	-	-
Acquisition of non-controlling interest	-	-	-	18,909	-	-	-	(1,076,628)	-	(1,057,719)	(159,910)	(1,217,629)
Equity-settled share-based payment	-	-	-	-	-	-	-	-	279	279	-	279
Total transactions with the owner of the Company	8,565	1,208,496	-	18,909	-	-	-	(1,084,081)	279	152,168	(159,910)	(7,742)
Balances as of March 31, 2024	17,385	1,208,496	79,782	205,430	(147)	(30,370)	231	539,925	(379,955)	1,640,777	158,727	1,799,504

Auna S.A. (Formerly Known as Auna S.A.A.) and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows
For the three months ended March 31, 2024 and 2023

	Three-month period ended March 31
In thousands of soles	2024	2023
Cash flows from operating activities
(Loss) profit for the period	(8,336)	130
Adjustments for:
Depreciation	29,975	39,526
Depreciation of right-of-use assets	6,788	6,114
Amortization	19,671	18,865
(Gain) loss for Impairment of inventories	(1,039)	456
Equity-settled share-based payment transactions	279	-
Loss on disposal of property, furniture, and equipment	175	224
Gain on disposal of right-of-use assets net of leases liabilities	60	(6)
Loss on disposal of intangibles	-	3
(Gain) loss for impairment of trade receivables	(196)	1,160
Share of profit of equity-accounted investees	(2,239)	(1,162)
Technical provisions and other provisions	257	551
Finance income	(8,739)	(17,735)
Finance costs	176,675	139,395
Income tax expense	24,516	24,116
Net changes in assets and liabilities:
Trade accounts receivable and other assets	(109,174)	(91,198)
Inventories	6,140	(6,164)
Trade accounts payable and other accounts payable	52,223	41,525
Provisions	(1,144)	(2,942)
Insurance contract liabilities	10,621	4,685
Cash from operating activities	196,513	157,543
Income tax paid	(47,206)	(10,497)
Interest received	5,010	4,280
Net cash from operating activities	154,317	151,326
Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	-	(60,209)
Purchase of properties, furniture, and equipment	(18,130)	(19,565)
Proceeds from sale of property, furniture, and equipment	(97)	-
Purchase of intangibles	(8,372)	(5,291)
Purchase of other investments	(4,370)	(5,808)
Proceeds from advance payment for purchase of shares	-	11,592
Payment for contingent consideration	-	(614)
Net cash used in investing activities	(30,969)	(79,895)
Cash flows from financing activities
Proceeds from issuance of common stock in initial public offering, net of issuance costs	1,267,794	-
Payments of initial public offering costs	(5,806)	-
Proceeds from loans and borrowings	161,637	229,162
Payment of loans and borrowings	(163,652)	(164,434)
Payment of lease liabilities	(11,199)	(10,112)
Payment for derivatives premiums	(1,168)	-
Payment for costs of Extinguishment of debt	(15,837)	-
Interest paid	(88,118)	(69,570)
Acquisition of non-controlling interest	(1,202,825)	-
Net cash used in financing activities	(59,174)	(14,954)
Net increase in cash and cash equivalents	64,174	56,477
Cash and cash equivalents at January 1	241,133	208,694
Exchange difference on cash and cash equivalents for the period	8,137	190
Cash and cash equivalents at March 31	313,444	265,361
Transactions not representing cash flows
Assets acquired through finance lease and other financing	869	4,376
Assets acquired from suppliers in installments	1,619	4,038

Auna S.A. (Formerly Known as Auna S.A.A.) and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2024

Operating Segments

A.	Basis for segmentation

The Group has determined four reportable segments. These operating segments are components of a company about which separate financial information is available that is regularly evaluated by the Board of Directors (Chief operating decision maker) in deciding how to allocate resources and assess performance.

The following summary describes the operations of each reportable segment.

Reportable segments	Operations
Oncosalud Peru	Including our prepaid oncologic healthcare plans and healthcare services related to the treatment of cancer.
Healthcare services in Peru	Corresponds to medical services within the network of clinics and health centers in Peru.
Healthcare services in Colombia	Corresponds to medical services within the network of clinics and health centers in Colombia.
Healthcare services in Mexico	Corresponds to medical services within the network of clinics and health centers, and the insurance business in Mexico.

B.	Information about reportable segments

Information related to each reportable segment is set out below. Segment profit (loss) before tax is used to measure performance because the chief operating decision maker believes that this information is the most relevant for the Group.

Auna S.A. (Formerly Known as Auna S.A.A.) and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2024

For the three months period ended March 31, 2024:

In thousands of soles	Reportable segments
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2024
External revenues	244,841	173,859	348,886	308,443	1,076,029	-	1,076,029
Inter-segment revenue (i)	8,595	67,067	-	-	75,662	(75,662)	-
Segment revenue	253,436	240,926	348,886	308,443	1,151,691	(75,662)	1,076,029
External cost of service	(75,709)	(162,010)	(259,847)	(164,068)	(661,634)	-	(661,634)
Inter-segment cost of service (i)	(67,191)	(7,970)	-	-	(75,161)	75,161	-
Segment cost of service	(142,900)	(169,980)	(259,847)	(164,068)	(736,795)	75,161	(661,634)
Gross profit	110,536	70,946	89,039	144,375	414,896	(501)	414,395
External selling expenses	(41,148)	(4,512)	(1,731)	(5,700)	(53,091)	(160)	(53,251)
Segment selling expenses	(41,148)	(4,512)	(1,731)	(5,700)	(53,091)	(160)	(53,251)
External administrative expenses	(17,449)	(25,670)	(48,290)	(66,411)	(157,820)	-	(157,820)
Inter-segment administrative expenses	(77)	(499)	-	-	(576)	576	-
Corporate expenses	(14,840)	(15,076)	(2,952)	(2,230)	(35,098)	1,991	(33,107)
Segment administrative expenses	(32,366)	(41,245)	(51,242)	(68,641)	(193,494)	2,567	(190,927)
Impairment losses on trade receivables	85	242	(3)	(205)	119	77	196
Other income	600	1,483	1,684	8,097	11,864	(400)	11,464
Inter-segment other income	1,732	5	-	-	1,737	(1,737)	-
Other income	2,332	1,488	1,684	8,097	13,601	(2,137)	11,464
Segment operating profit (loss)	39,439	26,919	37,747	77,926	182,031	(154)	181,877
Share of profit of equity accounted investees, net of taxes	1,013	-	1,226	-	2,239	-	2,239
Exchange difference, net	(1,605)	(1,422)	(1,222)	6,799	2,550	364	2,914
Interest expense, net	(6,242)	(11,536)	(29,485)	(96,271)	(143,534)	(27,316)	(170,850)
Segment profit (loss) before tax	32,605	13,961	8,266	(11,546)	43,286	(27,106)	16,180
Other disclosures
Depreciation and amortization	(7,808)	(10,240)	(10,671)	(25,563)	(54,282)	(2,152)	(56,434)
Capital expenditure	(3,530)	(6,566)	(8,999)	(4,107)	(23,202)	(2,551)	(25,753)
Segment assets	2,148,373	911,477	2,475,809	3,866,625	9,402,284	(1,501,878)	7,900,406
Segment liabilities	1,082,933	577,162	1,544,164	2,425,685	5,629,944	470,958	6,100,902

Auna S.A. (Formerly Known as Auna S.A.A.) and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2024

For the three months period ended March 31, 2023:

In thousands of soles		Reportable segments
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2023
External revenues	211,762	158,983	252,291	270,910	893,946	-	893,946
Inter-segment revenue (i)	8,847	53,029	-	-	61,876	(61,876)	-
Segment revenue	220,609	212,012	252,291	270,910	955,822	(61,876)	893,946
External cost of service	(68,182)	(153,176)	(181,388)	(163,289)	(566,035)	-	(566,035)
Inter-segment cost of service (i)	(53,008)	(8,337)	-	-	(61,345)	61,345	-
Segment cost of service	(121,190)	(161,513)	(181,388)	(163,289)	(627,380)	61,345	(566,035)
Gross profit	99,419	50,499	70,903	107,621	328,442	(531)	327,911
External selling expenses	(37,546)	(5,038)	(1,330)	(1,635)	(45,549)	(114)	(45,663)
Segment selling expenses	(37,546)	(5,038)	(1,330)	(1,635)	(45,549)	(114)	(45,663)
External administrative expenses	(16,769)	(20,854)	(41,278)	(33,867)	(112,768)	-	(112,768)
Inter-segment administrative expenses	(175)	(1,136)	-	-	(1,311)	1,311	-
Corporate expenses	(16,325)	(14,167)	(1,473)	-	(31,965)	761	(31,204)
Segment administrative expenses	(33,269)	(36,157)	(42,751)	(33,867)	(146,044)	2,072	(143,972)
Impairment losses on trade receivables	156	1,315	(2,216)	(361)	(1,106)	(54)	(1,160)
Other expenses	-	-	-	-	-	-	-
Other income	139	878	1,234	5,376	7,627	1	7,628
Inter-segment other income	2,385	210	-	-	2,595	(2,595)	-
Other income	2,524	1,088	1,234	5,376	10,222	(2,594)	7,628
Segment operating profit (loss)	31,284	11,707	25,840	77,134	145,965	(1,221)	144,744
Share of profit of equity accounted investees, net of taxes	466	-	696	-	1,162	-	1,162
Exchange difference, net	(520)	501	22,422	3,108	25,511	(12,211)	13,300
Interest expense, net	(7,802)	(9,775)	(21,457)	(73,055)	(112,089)	(22,871)	(134,960)
Segment profit (loss) before tax	23,428	2,433	27,501	7,187	60,549	(36,303)	24,246
Other disclosures
Depreciation and amortization	(7,293)	(10,114)	(9,021)	(35,805)	(62,233)	(2,271)	(64,504)
Capital expenditure	(2,616)	(1,941)	(23,313)	(18,046)	(45,916)	(1,897)	(47,813)
Segment assets	1,985,143	853,156	1,912,016	3,623,280	8,373,595	(1,294,270)	7,079,325
Segment liabilities	1,028,607	561,953	1,398,581	2,221,006	5,210,147	261,922	5,472,069

Auna S.A. (Formerly Known as Auna S.A.A.) and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2024

(i)	Inter-segment cost of service (claims expense) from the Oncosalud Peru segment and intersegment revenue from our Healthcare Services in Peru segment are presented on a gross basis by adding the corresponding profit margin markup by our Healthcare Services in Peru segment and vice versa. Likewise, our Oncosalud Peru segment consolidates Oncocenter Peru S.A.C., a subsidiary providing healthcare services related to the exclusive treatment of cancer. In the separate financial statements of Oncocenter Peru S.A.C., the revenue mainly consists of the insurance claims expense recorded as cost of sales in the separate financial statements of Oncosalud S.A.C., our insurance subsidiary that is also consolidated in Oncosalud Peru segment. In the segment consolidation process the related revenues from such healthcare services are eliminated with the corresponding claims expense of our insurance subsidiary Oncosalud S.A.C., while the external cost (third parties) of services incurred by Oncocenter Peru S.A.C. remains.